April 25, 2006                                                                                                             doc # ______

Securities and Exchange Commission

Michael K. Pressman, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

work--(202) 551-3345

work fax--(202) 772-9203

pressmanm@sec.gov

RE: Responses to your second faxed comment letter dated April 19, 2006

Concerning: File No. File No. 001-08957

Via EDGAR and fax to 202-772-9203

Dear Mr. Pressman:

Here are my comments and feedback on the thirteen items you listed in regard to the Preliminary Proxy Statement and Additional Definitive Material I filed on the behalf of Richard Foley, Terry Dayton and myself.  I will fax you changes to our revised preliminary that will have all lines numbered and marked to track changes made in MS Word. My comments will refer to these line numbers.

General

1.  On Monday, April 24, I filed a DFAN14A asserting that the "planning phase" for our solicitation began on March 20, 2006.  It read like this and I'm sure you've already seen it:

Please be advised that on March 20, 2006, Stephen Nieman, Richard D. Foley, Terry K. Dayton (the AAG CHALLENGERS) and William B. Davidge began the preliminary stages of satisfying a U.S. SEC Staff review of our soliciting materials and proxy statement to begin soliciting proxies for Alaska Air Group's, Inc.'s May 16, 2006 Annual Meeting. We strongly advise when they become available that all shareholders carefully read the Definitive proxy statements, because they contain important information.

Also be advised that material appearing on www.votepal.com cannot be considered current, definitive, soliciting proxy materials because they have ONLY been filed on EDGAR per regulatory requirements to disclose.  Nothing we have done to date is intended as a solicitation for proxies for the AAG, Inc. or any other company until we have filed a Definitive proxy statement with the U.S. SEC. Our preliminary proxy statement and other materials will be available on www.votepal.com only as links to the SEC's EDGAR.

We encourage stockholders to download and print all the copies of any materials they want for free. For any further information, please email <reachus@votepal.com> or write us a letter mailed to Box 602, Brush Prairie, WA 98606; fax (360) 666-6483; phone 1-866-2VOTEUS (1-866-286-8387). Thank you."

We have hyperlinked on votepal.com headings in the left frame to our filings on EDGAR.  In notes 1, 2, 3, 4 and 7, you continue to insist that our materials on votepal are being used to solicit, and we are in violation of proxy rules.  We object and reaffirm that we are NOT.  What votepal is doing right now is simply mirroring EDGAR and proxy filings there that we are required to make.

2.  Rules 14a-12 and 14a-3 require that we make proper filings on EDGAR.  Which we have done. I am confused, because it appears you are saying that our required legal EDGAR filings equate to us soliciting.  If I'm following your logic, it leads to an avocation that we have to make EDGAR filings, but if we do, we're in violation of the rules for soliciting.  I don't believe you're advocating that the SEC shut down EDGAR to be certain the AAG CHALLENGERS aren't "soliciting" before rules say we are legal to do so.

The Internet is a tool.  A very special, interactive, organic communication tool.  Everyone has equal access to it; both government and citizens.  Why?  Because it's inexpensive, efficient and productive.  Can we agree on that? and stop playing games with the menu so we can get to eating the meal?

We have not yet solicited ONE AAG shareholder.  We are PREPARING to solicit AAG shareholders by first utilizing the gracious, "free" services of the taxpayer-paid SEC Staff to insure us amateurs are in compliance with the law.  We won't solicit until we go Definitive.  Will you help us get there? with some time before May 16's shareholders meeting so we can actually do what we've been preparing for months to do ––SOLICIT?

After this contest is over on May 16, 2006, I will EDGAR and post on votepal that the AAG CHALLENGER contest has ended.  This should benefit the Staff and stockholders to supply an official "ending" to the official "beginning."  I would suppose that our solicitation is unlike any other, in that it is multi-year campaign, and could go on for ten years or more targeting the same company.

Otherwise, without a clear beginning and a clear ending, the Staff is asserting I must become another Jim Carrey "Truman Show", where my life is lived on EDGAR.  Everything I write is considered part of a never-ending corporate solicitation…  Which, obviously, is not fair to me, the other participants or our families.

3.  Considering that our first EDGAR filing disclosure was on March 20, 2006, you cite rule 14a-12(a) as justification for re-filing materials we had already filed as "additional definitive materials."  As I understand it, this rule deals with a solicitation made BEFORE furnishing security holders with a proxy statement meeting the requirements of Rule 14a-3(a).  We have NOT begun our solicitation.  We've only made required regulatory filings on EDGAR.  Check votepal.  All links now point to EDGAR.

Remember –– we have NOT solicited ONE AAG shareholder yet.  We plan to, ONLY after we feel we've passed a Staff review of our preliminary proxy statement, which then can be filed in its Definitive form.

4.)  Any writing of emails, speeches, etc., that have been done BEFORE March 20, 2006 we don't believe can be considered a part of this "planned" solicitation.  Once we actually begin our solicitation, we will file all written material as required by Rule 14a-12.

Michael, I think you know that neither Richard nor I are attorneys.  We don't believe that in order to engage the citizenry via government, whether it be on a federal or state level, that we must both have degrees in law.  We acknowledge your work as a civil servant in helping us here.  But I want to again impress upon you that we are trying to do everything under our power and imperfect understanding of very complex proxy solicitation regulations to comply with all requirements.  We may have misunderstood and may have made some incorrect interpretations of proxy rules.  When you or any other regulator with oversight power make us aware of our possible oversights or omissions –– we are doing everything within our power to make proper changes.

Cover Page

5.  Thank you for finally speaking in plain English about the Amendment number.  I do not believe the regulation is clear in this regard, and I appreciate your guidance.  I will file our next revised preliminary proxy statement as Amendment 3, and will sequentially renumber in the future.

6.  I have put a horizontal line and numbered each page of our proxy statement for easier reference by the Staff and stockholders.

7.  Please see my comments above numbered 1 thru 4.

8.  We have revised accordingly (under V. How We Plan to Solicit par. 5) to promise to mail any AAG stockholder who requests one for a payment of $19.95.

VII.b.  How do I cast my vote using the CHALLENGERS' proxy card and voting instruction form?

9.  We only mention EquiServe (and Putnam for that matter) only as it relates to an historical discussion of prior year's contests.  We have deleted all other references to EquiServe.

10.  The contact information for our liaison with the NYSE's Arbitration Division:

Francine Antell, Arbitration Counsel

NYSE

work          (212) 656-6469

work fax    (212) 656-2727

workfantell@nyse.com

20 Broad Street, 5th Floor

New York NY 10005

No. 4 Adopt a Simple Majority Vote

11.  We have expanded our disclosure to clearly disclose that the proposals may be "confirmatory" depending on the action of the AAG board after the vote is completed (see XI. Shareholder Proposals par. six).  We have asserted that some legal experts believe all majority votes on all proposals may be binding on the board according to Delaware law.  We also acknowledge that others may disagree with interpretation, and ultimately may have to be decided in Delaware courts.

IX.  Participants in the Solicitation

12.  We believe we understand Instructions 3(a)(vi) of Item 4 of Schedule 14A.  We acknowledge that not consenting to be identified as a participant is not a relevant consideration when determining the status of a participant.  Mr. John Furqueron and Mr. Brian Hollister are sponsors of their respective proposals.  That's all they have volunteered to do.  They plan no soliciting for their proposals.  If they change their minds, we will file revised material to reflect that they have become participants in the CHALLENGER solicitation.

I have talked at length with these two individuals.  In some ways, they are scared of this process.  They've also expressed some concern regarding their work relationships with their employers.  WILL YOU PLEASE RESPECT THIS?  Their jobs may be at stake.  They have been very brave to become involved to the extent that they have, in my opinion.  The last thing they want to do is solicit.  The named participants will do this work for them.

XIII.  Proxy Card and Voting Instruction Form

13.  I have listed the CHALLENGER XIII. PROXY CARD AND VOTING INSTRUCTION FORM under a new heading: APPENDIX TO CHALLENGER PRELIMINARY PROXY STATEMENT, and have inserted a horizontal line.

Using .htm formatting that EDGAR will accept, it is impossible to include a "hard page break" that you can do with MS Word, for instance.  A web page is like one long continuous page.  All you can do is insert horizontal lines to denote "page breaks."  (Different browsers do different things with this one giant long page, depending on how Internet users configure their browsers.)

The only way to make a "hard break" between the proxy statement and ballot card/VIF is to file a separate filing on EDGAR, and make a separate webpage on votepal.

Like I said earlier (and how we've done it in years past), when we go "Definitive", we will delete the proxy card and VIF from our Definitive proxy statement on votepal, and put it in a link that can ONLY be accessed by linking first to the Definitive proxy statement.  (Obviously, on EDGAR, I can't do that unless I make a separate filing, but then I don't believe that conforms to 14a-4 rules).

We have added references regarding voting for to the Personal Identification Number ("PIN"), and have added a line on our proxy card and VIF.  According to Carl Hagberg, AAG's Inspector of Elections, under Delaware law, a stockholder's PIN is his electronic signature.  With a PIN and a VC#, a stockholder does not have to physically sign or attach an electronic .jpg signature in order for that vote to be counted in Delaware, using, for instance, the CHALLENGERS' VIF.

Closing Comments

Thanks again for all your help and the Staff's guidance.  We look forward to crossing the finish line in the Staff's review of our planned solicitation, so we can position ourselves in the start blocks to actually begin to approach stockholders for their votes.  And have sufficient time to complete this important and difficult task.

Sincerely,

s/

Steve Nieman

15204 NE 181st Loop

Brush Prairie, WA 98606

stevenieman@mac.com || home (360) 687-3187 || fax: (360) 666-6483

email cc: Richard Foley; Terry Dayton; Bill Davidge

----------------------------------

Addendum below submitted and written by Richard Foley of an overview response to your thirteen concerns:

We must, respectfully, disagree with any assertion that VOTEPAL has any currently active specific timely solicitation materials on it. Our position is that we will not begin any solicitation of any share proxies or votes of any kind until we have filed a Definitive 2006 proxy statement.  VOTEPAL archives, white paper and all copies of previous years solicitations are clearly dated to apply only to those year's solicitations, or are reports on those previous years solicitations.

We have made a consistent effort to accurately date and identify all material we consider to be solicitation materials for a specific year's contest or vote.  While we understand that the Staff’s guidance has indicated a different conclusion, and while we do not agree as to the applicability under various rule interpretations, we are endeavoring to comply as instructed.

We would however, ask Staff to respond to our actions to remove our links to and replace them linking ONLY to the Edgar web site.  While it may be asserted that anything ever filed or written by any of the challengers/participants constitutes active current solicitation materials, we ask for a reevaluation as such an assertion places what we believe to be an unequal, unbearable and an insurmountable barrier for the challengers/participants.

This seems to me to be a situation of which came first, the chicken or the egg?

The interpretation asserted by the Staff is overly broad:

  We are, have been, and continue to strive to prefect our proxy solicitation materials with the guidance of the Staff.  We do not, and have not contacted any AAG Shareholders in each year’s solicitation until after “going definitive” with the Commission.
  We assert that all materials on VOTEPAL that relate to previous years proxy contests cannot be and should not be considered as solicitation materials relating to other solicitations except the one for which they are dated and for which valid proxies could have been solicited.
  It appears to us that the staff’s position that all previous years' solicitation materials are “solicitation materials in the 2006 current contest” should be reevaluated, as we believe that materials dated for a specific years contest are clearly not applicable to any other year's contest and no reasonable shareholder would judge otherwise.
  The position that white papers and emails cited constitute solicitation materials for the 2006 contest we believe are unreasonable. To require them to be “Edgared” and to add legal legends is unreasonably burdensome and may constitute prior restraint, as it appears that the Staff is taking the position that everything we have written constitutes solicitation materials.
  We believe and assert that we are within our free speech rights to write about any subject of our choosing including where appropriate in our judgment the SEC rules, regulations, processes, as well as those of such institutional participants such as the NYSE or its agents, or state security considerations.
  The use of examples of the AAG in those matters and that all such writing, unless we specify them to be “solicitation materials,” cannot be construed otherwise.  For the Staff to hold otherwise would be discriminatory and an abridgement of our rights of free expression, and our rights to petition government for redress of what we consider to be proper grievances and to improperly interfere with our freedom to lawfully associate with others and express our reasonable positions that flow across the full spectrum of the general field of shareholder and investor advocacy and corporate governance and the various players therein, including specific corporations such as AAG.

From the very beginning of our advocacy, we have maintained that transparency of the system was paramount.  To that effect, we have disclosed each step of our actions.  We believe that VOTEPAL is living proof of this principle.

VOTEPAL is not exclusively focused upon any single corporation.  It is our goal to prefect the grassroots model of an Internet-Only participation in shareholder participation in the full spectrum of those rights.  If the Staff and the Commission have determined to limit or prevent such Internet-Only Proxy Contests then this should be made clear.

This is the fourth time we have been through this process and each year there seems to be new requirements.  We have NOT asked any shareholder of the AAG for their proxy for the 2006 annual meeting.  Therefore, we maintain that we have not solicited at any point for the 2006 annual meeting.

We are willing to continue to strive to perfect our proxy statement even until the day of the 2006 annual meeting.  In fact, we are willing to continue to perfect our proxy statement even after the 2006 annual meeting.  If we must withdraw from making any nominations, or requesting any proxies for the 2006 annual meeting, or presenting any proxies, we are prepared to accept that.  If this means that, we will commence our perfection of our proxy statement for the 2007 annual meeting, we are prepared to do so at this time.

We believe that the rights of the investors and stockowners of this country to be able to participate and exercise their rights of ownership are absolute under all law, constitutional, common and statutory.  These rights must not be abridged by system complexities that only serve to create barriers, and give rise to an uneven playing field that shifts advantage to non-owner agents, employees or third parties.

We have provided line-numbered “marked up and tracked” copies to better enable the Staff and us to laser in on errors.  We have strived to be clear and use plain English.  While we are most appreciative of the Staff’s guidance, but we respectfully request your comments be a bit more comprehendible to us non-lawyers.

One more point:  Remember, we don't know who the AAG shareholders are, since the company has repeatedly refused to provide us with any of the lists of shareholders of any kind unless we paid a 20,000% mark up over costs.  While most or many employees are shareholders through various plans, we cannot be certain unless we ask them personally.

Kindest Regards,

s/

Richard D. Foley